Atlassian Announces Third Quarter Fiscal Year 2018 Results

Quarterly revenue of $223.7 million, up 40% year-over-year
Quarterly IFRS operating margin of (5%) and non-IFRS operating margin of 17%
Quarterly free cash flow of $86.4 million and free cash flow margin of 39%

SAN FRANCISCO (April 19, 2018) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its third quarter of fiscal 2018 ended March 31, 2018 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“Atlassian had a strong quarter, adding more than 6,000 net new customers for the first time, and engaging with almost 3,000 users and partners around the world as part of our Team Tour,” said Mike Cannon-Brookes, Atlassian’s co-CEO and co-founder. “We were also excited to open our newest office in Bengaluru, India. This office will play an important role in expanding our global presence as we scale Atlassian to serve the Fortune 500,000.”

Third Quarter Fiscal Year 2018 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $223.7 million for the third quarter of fiscal 2018, up 40% from $159.9 million for the third quarter of fiscal 2017.

•
Operating Loss and Operating Margin: Operating loss was $10.9 million for the third quarter of fiscal 2018, compared with $23.1 million for the third quarter of fiscal 2017. Operating margin was (5%) for the third quarter of fiscal 2018, compared with (14%) for the third quarter of fiscal 2017.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $14.3 million for the third quarter of fiscal 2018, compared with $17.5 million for the third quarter of fiscal 2017. Net loss per diluted share was $0.06 for the third quarter of fiscal 2018, compared with $0.08 for the third quarter of fiscal 2017.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the third quarter of fiscal 2018 totaled $763.9 million.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $38.4 million for the third quarter of fiscal 2018, compared with $24.5 million for the third quarter of fiscal 2017. Operating margin was 17% for the third quarter of fiscal 2018, compared with 15% for the third quarter of fiscal 2017.

•
Net Income and Net Income Per Diluted Share: Net income was $24.6 million for the third quarter of fiscal 2018, compared with $18.9 million for the third quarter of fiscal 2017. Net income per diluted share was $0.10 for the third quarter of fiscal 2018, compared with $0.08 per diluted share for the third quarter of fiscal 2017.

•
Free Cash Flow: Cash flow from operations for the third quarter of fiscal 2018 was $91.7 million, while capital expenditures totaled $5.3 million, resulting in free cash flow of $86.4 million, an increase of 26% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the third quarter of fiscal 2018 with a total customer count on an active subscription or maintenance agreement basis of 119,158, having added 6,587 net new customers during the quarter.

•
Atlassian Team Tour: Atlassian kicked off its “Team Tour” in February 2018, a global customer event unveiling product updates, sharing the latest in team practices, and discussing the future of teamwork with almost 3,000 users and partners. Atlassian has nearly completed its tour of 11 cities, with the event concluding in Tokyo on May 23.

•	Bengaluru launch: Atlassian announced the opening of its newest office in Bengaluru, India. The new location will add to Atlassian’s world-class R&D and customer support centers around the globe.

Board of Directors Announcements:
“We're excited about two big changes to our Board of Directors,” said Scott Farquhar, Atlassian's co-CEO and co-founder. “We're announcing the appointment of Shona Brown, a current Board member, as the new Chair the Board, where she will continue to improve our governance and processes, and help guide Atlassian as we scale. We are also adding a new Board member, Sasan Goodarzi, who brings almost 15 years of experience driving product leadership and growth at Intuit, and has first-hand knowledge of what it takes to scale a successful software business in the cloud.”

•	Appointment to Chair of the Board: Shona Brown
Atlassian is pleased to announce the appointment of Shona Brown to Chair of the Board, succeeding Scott Farquhar, who remains on the Board. She has served as a member of Atlassian's Board of Directors since November 2015, and also as Chair of the Compensation and Leadership Development Committee.
Dr. Brown is a former member of the Google executive team, which she joined in 2003. She served as vice president of business operations from 2003 to 2006 and as senior vice president of business operations from 2006 to 2011, after which she transitioned to a role leading Google’s technology for social impact efforts until 2012. Dr. Brown moved into a senior advisory role with Google from 2013 to 2015. Previously, Dr. Brown was a partner at McKinsey & Company, a management consulting firm. She is currently an advisor and board member to a portfolio of technology startups and also serves on the board of PepsiCo. Dr. Brown holds a bachelor of computer systems engineering from Carleton University, a master of arts in philosophy and economics from Oxford University (which she attended as a Rhodes scholar) and a Ph.D. in industrial engineering and industrial management from Stanford University.

•	Appointment to the Board: Sasan Goodarzi
Atlassian is excited to welcome Sasan Goodarzi to our Board. Mr. Goodarzi is executive vice president and general manager of Intuit’s Small Business and Self-Employed Group. Appointed to this role in May 2016, he leads an organization that offers a global platform with a suite of products and services under the QuickBooks brand in pursuit of Intuit's mission of powering prosperity around the world.
Mr. Goodarzi has held multiple general management positions during two separate stints at Intuit, including as senior vice president and general manager for the company’s ProTax division and Intuit Financial Services from 2004 to 2010, as chief information officer leading Intuit’s transition to the cloud from 2011 to 2013, and as general manager and executive vice president of TurboTax from 2013 to 2016. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell.
Mr. Goodarzi earned his bachelor’s degree in electrical engineering at the University of Central Florida and a master’s degree in business administration from the Kellogg School of Management at Northwestern University.

Financial Targets:
Atlassian is providing its financial targets for the fourth quarter and full fiscal year 2018. The company’s financial targets are as follows:

•	Fourth Quarter Fiscal Year 2018:

•	Total revenue is expected to be in the range of $232 million to $234 million.

•	Gross margin is expected to be approximately 81% on an IFRS basis and approximately 85% on a non-IFRS basis.

•	Operating margin is expected to be approximately (5%) on an IFRS basis and approximately 19% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.05) on an IFRS basis, and net income per diluted share is expected to be approximately $0.12 on a non-IFRS basis.

•
Weighted-average share count is expected to be in the range of 234 million to 235 million shares when calculating diluted IFRS net loss per share and in the range of 246 million to 247 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2018:

•	Total revenue is expected to be in the range of $862 million to $864 million.

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (7%) on an IFRS basis and approximately 19% on a non-IFRS basis.

•	Net loss per diluted share is expected to be in the range of ($0.44) to ($0.43) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.47 to $0.48 on a non-IFRS basis.

•
Weighted-average share count is expected to be in the range of 231 million to 232 million shares when calculating diluted IFRS net loss per share and in the range of 243 million to 244 million shares when calculating diluted non-IFRS net income per share.

•	Free cash flow is expected to be in the range of $265 million to $272 million, which includes capital expenditures that are expected to be approximately $30 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, April 19, 2018 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10118114). International callers, please dial 1-412-317-0088 (access code 10118114).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 119,000 customers, across large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Confluence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Scott Rubin
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Revenues:
Subscription	$105,604	$63,369	$285,775	$169,626
Maintenance	81,953	67,072	238,630	193,873
Perpetual license	21,273	19,495	62,967	55,206
Other	14,893	9,973	42,795	26,900
Total revenues	223,723	159,909	630,167	445,605
Cost of revenues (1) (2)	45,240	32,895	128,494	82,356
Gross profit	178,483	127,014	501,673	363,249
Operating expenses:
Research and development (1)	108,544	82,262	304,730	219,477
Marketing and sales (1) (2)	48,652	36,625	138,928	89,021
General and administrative (1)	32,167	31,190	106,476	85,581
Total operating expenses	189,363	150,077	550,134	394,079
Operating loss	(10,880)	(23,063)	(48,461)	(30,830)
Other non-operating income (expense), net	740	(492)	(418)	(806)
Finance income	2,001	1,040	4,824	3,803
Finance costs	(8)	(6)	(24)	(51)
Loss before income tax benefit (expense)	(8,147)	(22,521)	(44,079)	(27,884)
Income tax benefit (expense)	(6,119)	5,060	(49,411)	6,088
Net loss	$(14,266)	$(17,461)	$(93,490)	$(21,796)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.06)	$(0.08)	$(0.41)	$(0.10)
Diluted	$(0.06)	$(0.08)	$(0.41)	$(0.10)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	232,221	223,333	230,180	221,034
Diluted	232,221	223,333	230,180	221,034

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Cost of revenues	$3,021	$1,853	$9,193	$4,697
Research and development	25,347	21,628	78,338	54,786
Marketing and sales	5,816	5,336	18,161	11,940
General and administrative	737	8,965	18,705	24,688

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Cost of revenues	$5,302	$4,907	$15,889	$9,307
Marketing and sales	9,022	4,866	27,067	5,281

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	March 31, 2018	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$393,513	$244,420
Short-term investments	370,353	305,499
Trade receivables	38,469	26,807
Current tax receivables	13,129	12,445
Prepaid expenses and other current assets	22,697	23,317
Total current assets	838,161	612,488
Non-current assets:
Property and equipment, net	35,098	41,173
Deferred tax assets	97,234	188,239
Goodwill	312,048	311,900
Intangible assets, net	77,978	120,789
Other non-current assets	12,226	9,269
Total non-current assets	534,584	671,370
Total assets	$1,372,745	$1,283,858
Liabilities
Current liabilities:
Trade and other payables	$100,106	$73,192
Current tax liabilities	22	2,207
Provisions	6,882	6,162
Deferred revenue	308,181	245,306
Total current liabilities	415,191	326,867
Non-current liabilities:
Deferred tax liabilities	42,951	43,950
Provisions	4,209	3,333
Deferred revenue	17,861	10,691
Other non-current liabilities	9,820	4,969
Total non-current liabilities	74,841	62,943
Total liabilities	490,032	389,810
Equity
Share capital	23,318	22,726
Share premium	453,894	450,959
Other capital reserves	518,793	437,346
Other components of equity	3,427	6,246
Accumulated deficit	(116,719)	(23,229)
Total equity	882,713	894,048
Total liabilities and equity	$1,372,745	$1,283,858

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Operating activities
Loss before income tax benefit (expense)	$(8,147)	$(22,521)	$(44,079)	$(27,884)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	20,111	18,485	61,681	37,780
Gain on sale of investments and other assets	(1,193)	(15)	(1,225)	(422)
Net unrealized foreign currency (gain) loss	67	209	(95)	1
Share-based payment expense	34,921	37,782	124,397	96,111
Interest income	(2,001)	(1,040)	(4,824)	(3,803)
Changes in assets and liabilities:
Trade receivables	(3,500)	2,155	(11,887)	(9,913)
Prepaid expenses and other assets	(236)	(89)	907	(2,859)
Trade and other payables, provisions and other non-current liabilities	27,311	12,707	33,569	9,308
Deferred revenue	24,343	25,035	70,045	49,352
Interest received	1,677	1,470	4,468	5,147
Income tax paid, net of refunds	(1,677)	(1,255)	(3,704)	(4,034)
Net cash provided by operating activities	91,676	72,923	229,253	148,784
Investing activities
Business combinations, net of cash acquired	—	(362,795)	—	(381,090)
Purchases of property and equipment	(5,293)	(4,623)	(12,407)	(9,921)
Proceeds from sale of other assets	1,000	—	1,000	342
Purchases of investments	(64,896)	(105,021)	(292,024)	(338,385)
Proceeds from maturities of investments	43,217	23,088	125,104	80,188
Proceeds from sales of investments	18,907	235,173	100,965	433,761
Increase in restricted cash	(96)	—	(3,237)	(3,369)
Payment of deferred consideration	(3,290)	—	(3,290)	(935)
Net cash used in investing activities	(10,451)	(214,178)	(83,889)	(219,409)
Financing activities
Proceeds from exercise of share options	932	1,535	3,087	7,403
Net cash provided by financing activities	932	1,535	3,087	7,403
Effect of exchange rate changes on cash and cash equivalents	451	440	642	395
Net increase (decrease) in cash and cash equivalents	82,608	(139,280)	149,093	(62,827)
Cash and cash equivalents at beginning of period	310,905	336,162	244,420	259,709
Cash and cash equivalents at end of period	$393,513	$196,882	$393,513	$196,882

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Gross profit
IFRS gross profit	$178,483	$127,014	$501,673	$363,249
Plus: Share-based payment expense	3,021	1,853	9,193	4,697
Plus: Amortization of acquired intangible assets	5,302	4,907	15,889	9,307
Non-IFRS gross profit	$186,806	$133,774	$526,755	$377,253
Operating income
IFRS operating loss	$(10,880)	$(23,063)	$(48,461)	$(30,830)
Plus: Share-based payment expense	34,921	37,782	124,397	96,111
Plus: Amortization of acquired intangible assets	14,324	9,773	42,956	14,588
Non-IFRS operating income	$38,365	$24,492	$118,892	$79,869
Net income
IFRS net loss	$(14,266)	$(17,461)	$(93,490)	$(21,796)
Plus: Share-based payment expense	34,921	37,782	124,397	96,111
Plus: Amortization of acquired intangible assets	14,324	9,773	42,956	14,588
Less: Income tax effects and adjustments	(10,389)	(11,162)	11,673	(25,587)
Non-IFRS net income	$24,590	$18,932	$85,536	$63,316
Net income per share
IFRS net loss per share - basic	$(0.06)	$(0.08)	$(0.41)	$(0.10)
Plus: Share-based payment expense	0.15	0.17	0.54	0.44
Plus: Amortization of acquired intangible assets	0.06	0.04	0.19	0.07
Less: Income tax effects and adjustments	(0.04)	(0.05)	0.05	(0.12)
Non-IFRS net income per share - basic	$0.11	$0.08	$0.37	$0.29

IFRS net loss per share - diluted	$(0.06)	$(0.08)	$(0.41)	$(0.10)
Plus: Share-based payment expense	0.14	0.17	0.53	0.42
Plus: Amortization of acquired intangible assets	0.06	0.04	0.18	0.06
Less: Income tax effects and adjustments	(0.04)	(0.05)	0.05	(0.11)
Non-IFRS net income per share - diluted	$0.10	$0.08	$0.35	$0.27
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	232,221	223,333	230,180	221,034
Plus: Dilution from share options and RSUs (1)	12,356	12,900	13,185	13,900
Weighted-average shares used in computing diluted non-IFRS net income per share	244,577	236,233	243,365	234,934
Free cash flow
IFRS net cash provided by operating activities	$91,676	$72,923	$229,253	$148,784
Less: Capital expenditures	(5,293)	(4,623)	(12,407)	(9,921)
Free cash flow	$86,383	$68,300	$216,846	$138,863
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2018 and 2017 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(as a percentage of total revenues)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Operating margin
IFRS operating margin	(5%)	(14%)	(8%)	(7%)
Plus: Share-based payment expense	16	23	20	22
Plus: Amortization of acquired intangible assets	6	6	7	3
Non-IFRS operating margin	17%	15%	19%	18%

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending June 30, 2018	Fiscal Year Ending June 30, 2018
Revenue	$232 million to $234 million	$862 million to $864 million

IFRS gross margin	81%	80%
Plus: Share-based payment expense	2	2
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	85%	84%

IFRS operating margin	(5%)	(7%)
Plus: Share-based payment expense	18	19
Plus: Amortization of acquired intangible assets	6	7
Non-IFRS operating margin	19%	19%

IFRS net loss per share - diluted	($0.05)	($0.44) to ($0.43)
Plus: Share-based payment expense	0.17	0.68
Plus: Amortization of acquired intangible assets	0.06	0.24
Less: Income tax effects and adjustments	(0.06)	(0.01)
Non-IFRS net income per share - diluted	$0.12	$0.47 to $0.48

Weighted-average shares used in computing diluted IFRS net loss per share	234 million to 235 million	231 million to 232 million
Dilution from share options and RSUs (1)	12 million	12 million
Weighted-average shares used in computing diluted non-IFRS net income per share	246 million to 247 million	243 million to 244 million

IFRS net cash provided by operating activities		$295 million to $302 million
Less: Capital expenditures		(30 million)
Free cash flow		$265 million to $272 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending June 30, 2018 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive.